                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)



                                   WSMP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   929330 10 8
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                                 (CUSIP Number)

                             CHARLES F. CONNOR, JR.
                                  P. O. BOX 730
                         CLAREMONT, NORTH CAROLINA 28610
                                 (704) 459-0821
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                JANUARY 30, 1998
--------------------------------------------------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                              (Page 1 of 11 Pages)
                         (continued on following pages)



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------------------------------                ----------------------------------
                                       13D

    CUSIP No. 929330 10 8                             Page 2 of 11 Pages

------------------------------                ----------------------------------

============================================================================================================================
    1      NAME OF REPORTING PERSON                                                                  Charles F. Connor, Jr.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                        (a)[ ]

                                                                                                                    (b)[ ]
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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS*                                                                                             OO

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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                                       [ ]

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                             United States

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                    7     SOLE VOTING POWER
   NUMBER OF                                                                                                       704,732
    SHARES       -----------------------------------------------------------------------------------------------------------
 BENEFICIALLY       8     SHARED VOTING POWER
   OWNED BY                                                                                                              0
     EACH        -----------------------------------------------------------------------------------------------------------
   REPORTING        9     SOLE DISPOSITIVE POWER
    PERSON                                                                                                         704,732
     WITH        -----------------------------------------------------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                                                                                                                         0
----------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                                   704,732
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                      [X]


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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                                                                      11.9%
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   14      TYPE OF REPORTING PERSON*

                                                                                                                         IN
============================================================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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ITEM 1. SECURITY AND ISSUER.

         This Statement relates to shares of Common Stock, par value $1.00 per share (the "Common Stock"), of WSMP, Inc., a North Carolina corporation (the "Company"). The address of the Company's principal executive office is 1 WSMP Drive, Claremont, North Carolina 28610.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) This Statement is being filed by Charles F. Connor, Jr.

         (b) The business address of Mr. Connor is 3238 West Main Street, Claremont, North Carolina 28610.

         (c) Mr. Connor's present principal occupation is as a consultant to the Company.

         (d) During the past five years Mr. Connor has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, Mr. Connor has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Connor was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Connor is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On January 30, 1998, WSMP Acquisition, Inc., a North Carolina corporation and wholly-owned subsidiary of the Company ("Sub"), merged with and into Sagebrush, Inc., a North Carolina corporation ("Sagebrush") pursuant to an Agreement and Plan of Merger dated as of November 14, 1997 (the "Merger Agreement") among the Company, Sub, Sagebrush, Mr. Connor and L. Dent Miller (the "Merger"). Upon consummation of the Merger, each share of Sagebrush Common Stock was converted into the right to receive .3822 share of Common Stock (with fractional shares converted into cash). Accordingly, Mr. Connor's 1,582,241 shares of Sagebrush Common Stock were converted into 604,732 shares of Common Stock in the Merger.

         Additionally, prior to the Merger, Mr. Connor owned 100,000 shares of Common Stock. Mr. Connor acquired these shares, from time to time, since 1973.

ITEM 4. PURPOSE OF TRANSACTION.

         Mr. Connor acquired 604,732 shares in connection with the Merger. He intends to hold these shares, along with the 100,000 shares he previously owned, for investment purposes.

         Depending upon market conditions and other investment considerations, Mr. Connor may from time to time (a) purchase additional securities of the Company, through open-market purchases or otherwise, or (b) sell securities of the Company in the open market, pursuant to Rules 144 and 145, in privately placed transactions or upon the registration of his shares under the Securities Act of 1933, as amended (the "Securities Act") (as described in Item 6 below).

         Except as set forth in this Item 4 and elsewhere in this Statement, Mr. Connor has no plans or proposals which relate to or would result in (a) the acquisition by Mr. Connor of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) After giving effect to the transactions described in Item 5(c) below, Mr. Connor is the beneficial owner of 704,732 shares of Common Stock, representing approximately 11.9% of the Company's currently outstanding Common Stock. The percentages calculated in this Item 5 are based upon 5,898,449 shares of Common Stock outstanding following the Merger (i.e., (i) 3,633,914 shares of Common Stock outstanding as of January 7, 1998 as reported in the Company's Registration Statement on Form S-4 filed with the Commission on January 8, 1998 (Registration No. 333-43921) plus (ii) 2,264,535 shares of Common Stock (representing an assumed number of shares issued in connection with the Merger and based upon 5,925,000 shares of Sagebrush Common Stock outstanding multiplied by the exchange ratio of .3822)).

         (b) Mr. Connor has sole voting and dispositive power with respect to the 704,732 shares of Common Stock that he beneficially owns. Such amount includes 21,868 shares of Common Stock held by Mr. Connor's wife and 38,220 shares held by County-Wide Insurance Agency, Inc., a corporation of which Mr. Connor is the majority shareholder. Such amount excludes an aggregate of 69,482 shares held by Mr. Connor's adult children who do not reside in his household and Mr. Connor's sister, as to which shares Mr. Connor disclaims beneficial ownership.

         (c) Other than as described below, Mr. Connor has not effected any transaction in shares of Common Stock during the past 60 days.

         On January 30, 1998, at the effective time of the Merger, Mr. Connor's 1,582,241 shares of Sagebrush Common Stock were converted into the right to receive 604,732 shares of Common Stock.

         After giving effect to the transactions described in this Item 5(c), the beneficial ownership of the securities of the Company by Mr. Connor is as set forth in Item 5(a) above.

         (d) No person other than Mr. Connor has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In connection with the Merger, Mr. Connor entered into an Affiliate Agreement with the Company dated January 29, 1998 (the "Affiliate Agreement"), whereby he agreed not to sell, pledge, transfer or otherwise dispose of any Common Stock issued to him in the Merger, except pursuant to an effective registration statement or in compliance with Rule 145 or an exemption from the registration requirements of the Securities Act. In addition, in the Affiliate Agreement, Mr. Connor agreed not to sell, transfer or otherwise dispose of any such Common Stock acquired in the Merger until after such time as financial results covering at least 30 days of post-merger operations of the combined entity have been published by the Company. The Company has agreed that it will, within 30 days after the conclusion of the Company's first 28-day accounting period following the effective time of the Merger, file with the Commission or publish in a report filed with the Commission or in a quarterly earnings report, press release or other public issuance financial results covering at least 30 days (or 28 days if, in the judgment of the Company, that will preserve pooling-of-interests accounting treatment) of combined operations of the Company and Sagebrush.

         In addition, in the Merger Agreement the Company agreed to prepare and file with the Commission, within 30 days after the effective time of the Merger, and thereafter use its reasonable best efforts to cause to be declared effective by the Commission, a registration statement providing for the registration under the Securities Act of those shares of Common Stock issued as consideration in the Merger to or for the benefit of certain affiliates of Sagebrush (including Mr. Connor). Such registration will be to permit the public resale of the shares of Common Stock acquired in the Merger by each such person, the direct owners of any such shares beneficially held by such person or such person's approved transferees.

         Except as set forth in Item 4 and this Item 6, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among Mr. Connor and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         1. Agreement and Plan of Merger dated as of November 14, 1997 among the Company, Sub, Sagebrush, Mr. Connor and L. Dent Miller and the related Plan of Merger (included as Appendix A to the Joint Proxy Statement-Prospectus constituting a part of the Company's Registration Statement on Form S-4 (Registration No. 333-43921) filed with the Commission on January 8, 1998 and, pursuant to Rule 12b-32 under the Exchange Act, incorporated by reference herein).

         2. Affiliate Agreement dated as of January 29, 1998 between Mr. Connor and the Company (filed herewith).

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                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                           February 9, 1998



                                           /s/ Charles F. Connor, Jr.
                                           --------------------------
                                           Charles F. Connor, Jr.

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                                  EXHIBIT INDEX


EXHIBIT                          DESCRIPTION                               PAGE
-------                          -----------                               ----


     1     Agreement and Plan of Merger dated as of November  14,           *
           1997 among the Company, Sub, Sagebrush, Mr. Connor and
           L. Dent Miller and the related Plan of Merger (included as Appendix A to the Joint Proxy Statement-Prospectus constituting a part of the Company's Registration Statement on Form S-4 (Registration No. 333-43921) filed with the
           Commission on January 8, 1998 and, pursuant to Rule 12b-32 under the Exchange Act, incorporated by reference herein).

     2     Affiliate Agreement dated as of January 29, 1998 between         9
           Mr. Connor and the Company.



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